Exhibit 99.1

Execution Version

TELUS CORPORATION

Underwriting Agreement

February 20, 2020

To the Underwriters named in Schedule II hereto

Ladies and Gentlemen:

TELUS Corporation, a British Columbia company (the “Company”), confirms its agreement with each of the underwriters named in Schedule II hereto (collectively, the “Underwriters”, and each individually an “Underwriter”), for whom RBC Dominion Securities Inc. and TD Securities Inc. are acting as representatives (in such capacity, the “Representatives”), with respect to the issue and sale by the Company and the purchase by the Underwriters, acting severally and not jointly, of the respective percentage amounts set forth in Schedule II hereto of an aggregate of 25,000,000 common shares (the “Common Shares”) in the capital of the Company (the “Firm Shares”) at a price of C$52.00 per Firm Share for aggregate gross proceeds to the Company of C$1,300,000,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase, acting severally and not jointly, in the respective percentages set out in Schedule II hereto, if the Over-Allotment Option is exercised and closed on or prior to March 13, 2020 (being the record date for the 2-for-1 split of the Common Shares announced by the Company on February 13, 2020 and effective on March 17, 2020 (the “Share Split”)), up to an additional 3,750,000 Common Shares at a price of C$52.00 per Common Share, or if the Over-Allotment Option is exercised or closed on or after March 17, 2020, up to an additional 7,500,000 Common Shares at a price of C$26.00 per Common Share, it being recognized no closing of the Over-Allotment Option shall occur between March 14, 2020 and March 16, 2020 (in each case, the “Option Shares” and, together with the Firm Shares, the “Offered Shares”), to be offered and sold on the same terms as the offer and purchase of the Firm Shares (other than the price per Common Share) contemplated by this Underwriting Agreement solely to cover over-allotments, if any, and for market stabilization purposes.

The Company has prepared and filed with the British Columbia Securities Commission (the “Reviewing Authority”) and the Canadian securities regulatory authorities (together with the Reviewing Authority, the “Qualifying Authorities”) of each of the other provinces of Canada (including British Columbia, collectively, the “Qualifying Provinces”) in accordance with National Instruments 44-101 — Short Form Prospectus Distributions (“National Instrument 44-101”) and 44-102 - Shelf Distributions (“National Instrument 44-102”), a preliminary short form base shelf prospectus dated July 11, 2019 relating to debt securities, preferred shares, common shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units and subscription receipts (in the English and French languages, as applicable, the “Canadian Preliminary Prospectus”). The Company has also prepared and filed with the United States Securities and Exchange Commission (the “SEC”) in accordance with the provisions of the U.S. Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (collectively, the “U.S. Securities Act”), a registration statement on Form F-10 (File No. 333-232601) on July 11, 2019, which includes the Canadian Preliminary Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Preliminary Prospectus”).

The Company has also prepared and filed (1) with the Qualifying Authorities, in accordance with National Instruments 44-101 and 44-102, a final short form base shelf prospectus dated July 19, 2019 relating to debt securities, preferred shares, Common Shares, warrants to purchase equity securities, warrants to purchase debt securities, share purchase contracts, share purchase or equity units and subscription receipts (in the English and French languages, as applicable, the “Canadian Final Prospectus”) and has obtained from the Reviewing Authority a receipt evidencing the receipt or deemed receipt, as applicable, for the Canadian Final Prospectus from each of the Qualifying Authorities pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, and (2) with the SEC, in accordance with the provisions of the U.S. Securities Act, a registration statement on Form F-10 (File No. 333-232601) on July 19, 2019, which includes the Canadian Final Prospectus in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Final Prospectus”).

The registration statement on Form F-10 (File No. 333-232601), including the exhibits thereto and the documents and any other information expressly incorporated by reference therein, at the time it became effective, is herein called the “Registration Statement”.

The Company has prepared and filed with the Qualifying Authorities, in accordance with National Instrument 44-102 (the “Shelf Procedures”), a preliminary prospectus supplement dated February 19, 2020 to the Canadian Final Prospectus in respect of the offering of the Offered Shares (the “Canadian Preliminary Supplement”), in both the English and French languages. The Company has also prepared and filed with the SEC a preliminary prospectus supplement dated February 19, 2020 to the U.S. Final Prospectus in respect of the offering of the Offered Shares (the “U.S. Preliminary Supplement”) which is substantially similar to the Canadian Preliminary Supplement (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC).

The Company will prepare and file with the Qualifying Authorities, in accordance with the Shelf Procedures, a final prospectus supplement dated the date hereof to the Canadian Final Prospectus in respect of the offering of the Offered Shares setting forth the Shelf Information (as defined below) (the “Canadian Supplement”), in both the English and French languages, by the earlier of: (a) the date the Canadian Supplement is first sent or delivered to a purchaser; and (b) one Business Day after the execution and delivery of this Agreement. The Company will prepare and file with the SEC within one Business Day after the Canadian Supplement is filed with the Qualifying Authorities, in accordance with General Instruction II.L of Form F-10, a final prospectus supplement to the U.S. Final Prospectus in respect of the offering of the Offered Shares which is substantially similar to the Canadian Supplement in the English language (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC) (the “U.S. Supplement”).

The information included in the Canadian Supplement that is omitted from the Canadian Final Prospectus but that is required under the Shelf Procedures to be included in the Canadian Supplement is referred to as the “Shelf Information”.

The Canadian Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “Canadian Prospectus,” except that (a) when the Canadian Preliminary Supplement is filed with the Qualifying Authorities, the term “Canadian Prospectus” shall also include the Canadian Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the Canadian Supplement is furnished to the Underwriters for use in connection with the offering of the Offered Shares in Canada or filed with the Qualifying Authorities, the term “Canadian Prospectus” shall include the Canadian Supplement, including the documents and any other information expressly incorporated by reference therein. Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document relating to the sale of the Offered Shares that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date (as defined herein) or, where such document is deemed to be incorporated by reference in the Canadian Prospectus, prior to the expiry of the period of distribution of the Offered Shares in Canada, is referred to herein collectively as the “Supplementary Material”.

The U.S. Final Prospectus, including the documents and any other information expressly incorporated by reference therein, is herein referred to as the “U.S. Prospectus”, except that (a) when the U.S. Preliminary Supplement is furnished to the Underwriters (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall also include the U.S. Preliminary Supplement, including the documents and any other information expressly incorporated by reference therein, and (b) when the U.S. Supplement is furnished to the Underwriters (whether or not such prospectus supplement is yet required to be filed under the U.S. Securities Act), the term “U.S. Prospectus” shall include the U.S. Supplement, including the documents and any other information expressly incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Prospectus shall be deemed to refer and include any documents filed with the Qualifying Authorities after the date of effectiveness of such Registration Statement or the date of such U.S. Prospectus and prior to the termination of the offering and which are incorporated by reference in such Registration Statement or U.S. Prospectus.

The Canadian Prospectus and the U.S. Prospectus are sometimes referred to herein together as the “Prospectuses”.

At or prior to the time when sales of the Offered Shares were first made at 9:00 a.m. (Eastern time) on February 20, 2020 (the “Time of Sale”), the Company had prepared the following information (collectively, the “Time of Sale Information”): (i) the U.S. Final Prospectus, (ii) the U.S. Preliminary Supplement, (iii) the information listed in Schedule I hereto, and (iv) the term sheet listed on Annex D hereto.

The Company and the Underwriters hereby agree as follows:

1.                                      On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to issue and sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company the percentage of the aggregate number of Firm Shares set forth opposite such Underwriter’s name in Schedule II hereto plus any additional Common Shares which such Underwriter may become obligated to purchase pursuant to the terms and conditions of this Agreement. In consideration of the Underwriters’ agreement to purchase the Common Shares from the Company in accordance herewith, the Company agrees to pay the Underwriters a fee equal to 3.75% of the gross proceeds from the sale of the Firm Shares and the Option Shares by the Company to the Underwriters, if any (the “Underwriting Fee”).

2.                                      The Over-Allotment Option is exercisable, in whole or in part, at any time until 30 days after the Closing Date at a price of C$52.00 per Option Share if the Over-Allotment Option is exercised and closed on or prior to March 13, 2020 (being the record date for the Share Split), or if the Over-Allotment Option is exercised or closed on or after March 17, 2020, at a price of C$26.00 per Option Share, for an aggregate purchase price of C$195,000,000 (assuming that the Over-Allotment Option is exercised in full). The Underwriters may exercise the Over-Allotment Option, in whole or in part, during the currency thereof by delivery of a written notice from the Representatives, on behalf of the Underwriters, to the Company, specifying the aggregate number of Option Shares which the Underwriters have agreed to purchase, subject to the terms of the Share Split, as applicable.

3.                                      The Company understands that the Underwriters or their affiliates will offer the Offered Shares for sale to the public in the Qualifying Provinces and the United States.

The Underwriters agree to offer the Offered Shares only in accordance with, and in a manner permitted by, the laws of each jurisdiction in which such Offered Shares are permitted to be offered, as described under “Plan of Distribution” in the Canadian Supplement and the U.S. Supplement. The Underwriters further agree, upon receipt of the same from the Company, to send a copy of all amendments to the Prospectuses to all persons to whom copies of the Prospectuses are sent.

4.                                      Payment for the Firm Shares shall be made by the Underwriters by wire transfer in immediately available funds to the account specified by the Company to the Underwriters, net of the Underwriting Fee, which notification shall be no later than noon on the Business Day (as defined herein) prior to the date of payment, such payment to be made on the date and at the time and place set forth in Schedule I hereto (or at such other time and place on the same or such other date as the Underwriters and the Company may agree in writing, but in any event not later than March 5, 2020). As used herein, the term “Business Day”

means any day other than a day on which banks are permitted or required to be closed in Toronto or New York. The time and date of such payment and delivery with respect to the Firm Shares are referred to herein as the “Closing Date”.

Payment for the Firm Shares shall be made against delivery to Underwriters of the Firm Shares to be purchased on the Closing Date in electronic or certificated form, in each case registered in the name of “CDS & Co.” or its nominee.

5.                                      The purchase of the Option Shares, if any, shall be completed at the offices of Norton Rose Fulbright Canada LLP, counsel to the Company, 222 Bay Street, Suite 3000, Toronto, Ontario M5K 1E7, or such other place as the Company and the Underwriters may agree, at, subject to the second paragraph of this Agreement,  8:30 a.m. (Eastern time) on the date which is three Business Days following delivery of the written notice of exercise to the Company or such other time or on such other date as the Company and the Underwriters may agree, it being recognized no closing of the Over-Allotment Option shall occur between March 14, 2020 and March 16, 2020. The time and date for delivery of the Option Shares is herein called the “Option Closing Date”.

If the Underwriters exercise the Over-Allotment Option, the Underwriters will, at the Option Closing Date, pay to the Company the purchase price for the Option Shares purchased by the Underwriters and the Underwriters will be paid a fee in accordance with Section 1 hereof for each Option Share purchased upon the exercise of the Over-Allotment Option. In all other respects, the applicable terms, conditions and provisions of this Underwriting Agreement shall apply mutatis mutandis to the Option Shares. If any Option Shares are purchased from the Company, each Underwriter agrees, severally and not jointly, to purchase such percentage of the aggregate number of Option Shares (subject to such adjustments to eliminate fractional shares as the Underwriters may determine) as is set out in Schedule II opposite the name of such Underwriter.

6.                                      During the distribution of the Offered Shares, the Company and the Representatives, on behalf of the Underwriters, shall approve in writing (approval given by e-mail to be considered given in writing), prior to such time marketing materials (as such term is defined in National Instrument 41-101 — General Prospectus Requirements (“NI 41-101”)) are provided to potential investors resident in Canada, any marketing materials reasonably requested to be provided by the Underwriters to any potential investor of the Offered Shares, such marketing materials to comply with Canadian Securities Laws (as defined herein). The Company shall file such marketing materials with the Qualifying Authorities in accordance with Canadian Securities Laws. Any such filing shall constitute the Underwriters’ authority to use such marketing materials in connection with the Offering. The Company, and the Underwriters, on a several basis, covenant and agree not to provide any potential investor resident in Canada with any marketing materials other than those approved in accordance with this Section 6 and limited-use versions thereof.

7.                                      The Company represents and warrants to each Underwriter that:

(a)                                 The Company is eligible to use the Shelf Procedures;

(b)                                 The Reviewing Authority has issued a receipt evidencing the receipt or deemed receipt, as applicable, for the Canadian Final Prospectus from each of the Qualifying Authorities; no Qualifying Authority or any court has issued an order preventing or suspending the use of the Canadian Prospectus relating to the proposed offering of the Offered Shares or preventing the distribution of the Offered Shares or instituted proceedings for that purpose;

(c)                                  The Company is a reporting issuer not in default under all applicable securities laws in each of the Qualifying Provinces (where such concept exists) and the respective rules and regulations under such laws and is in compliance with its obligations thereunder in all material respects and there has been no material change (within the meaning of such term under Canadian Securities Laws) relating to the Company which has occurred since December 31, 2019 and with respect to which the requisite material change report has not been filed on a non-confidential basis with the Qualifying Authorities, except to the extent that the offering contemplated hereby may constitute a material change;

(d)                                 (i) As of their respective dates, the Canadian Preliminary Prospectus and the Canadian Final Prospectus complied in all material respects with all applicable securities laws in each of the Qualifying Provinces and the respective rules and regulations under such laws including, without limitation, the Shelf Procedures and applicable published policy statements of securities regulatory authorities in such provinces (collectively, the “Canadian Securities Laws”), and, at the time of its delivery to the Underwriters and the Underwriters’ offer for sale to the public of the Offered Shares, the Canadian Prospectus complied and will comply, as applicable, in all material respects with the Canadian Securities Laws; (ii) as of the date of filing of the Canadian Preliminary Supplement, the Canadian Final Prospectus, as supplemented by the Canadian Preliminary Supplement, constituted full, true and plain disclosure of all material facts relating to the Company and the Offered Shares and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which was necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; (iii) the Canadian Final Prospectus, as supplemented by the Canadian Supplement, or any amendment or supplement thereto, as of the applicable filing date, will constitute full, true and plain disclosure of all material facts relating to the Company and the Offered Shares and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or which is necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading; and (iv) the documents incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, when they were filed with the Qualifying Authorities, were prepared in accordance with the Canadian Securities Laws in all material respects; and any further documents so filed and incorporated by reference in the Canadian Prospectus and the U.S. Prospectus, or any further amendment or supplement thereto, when such documents are filed with the Qualifying Authorities, will be prepared in accordance with the Canadian Securities Laws in all material respects; provided, however, that the representation and warranty set forth in this clause 7(d) shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by the Underwriters through the Representatives (“Underwriter Information”) expressly for use therein;

(e)                                  The Company has prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”);

(f)                                   The Company meets the general eligibility requirements for use of Form F-10 under the U.S. Securities Act;

(g)                                  The Registration Statement has become effective; no stop order suspending the effectiveness of the Registration Statement is in effect, and no proceedings for such purpose or pursuant to Section 8A of the U.S. Securities Act against the Company or related to the offering of the Offered Shares are pending before or, to the Company’s knowledge, threatened by the SEC; no securities regulatory authority in Canada or the United States or any court has issued an order preventing or suspending the use of the U.S. Prospectus or any order ceasing or suspending the distribution or trading in the Offered Shares or instituted proceedings for that purpose;

(h)                                 At the Time of Sale, (i) the Time of Sale Information and (ii) any electronic road show, when taken together as a whole with the Time of Sale Information, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and no electronic road show contains any information that conflicts with the information contained in the Registration Statement, the Time of Sale Information or the U.S. Prospectus; provided that the Company makes no representation and warranty with respect to any statements or omissions made in reliance upon and in conformity with the Underwriter Information provided expressly for use in such Time of Sale Information;

(i)                                     Other than the U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement, the Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any “written communication” (as defined in Rule 405 under the U.S. Securities

Act) that constitutes an offer to sell or solicitation of an offer to buy the Offered Shares in the United States (each such communication by the Company or its agents and representatives (other than a communication referred to in clause (i) below), an “Issuer Free Writing Prospectus”) other than (i) any document not constituting a prospectus pursuant to Section 2(a)(10)(a) of the U.S. Securities Act or Rule 134 under the U.S. Securities Act, or (ii) the documents listed on Annex D hereto and other written communications approved in writing in advance by the Representatives, including any electronic road show. Each Issuer Free Writing Prospectus does not conflict with the information contained in the Registration Statement or the U.S. Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the other Time of Sale Information as of the Time of Sale, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the Company makes no representation and warranty with respect to any statements or omissions made in each such Issuer Free Writing Prospectus in reliance upon and in conformity with the Underwriter Information provided expressly for use in any Issuer Free Writing Prospectus;

(j)                                    (i) The U.S. Prospectus, the U.S. Preliminary Supplement and the U.S. Supplement conform or will conform to the Canadian Prospectus, the Canadian Preliminary Supplement and the Canadian Supplement, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the U.S. Securities Act, (ii) the Registration Statement, when it became effective, did not contain and, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (iii) the U.S. Preliminary Prospectus and the U.S. Prospectus, as at the applicable filing date and as of the Closing Date, do not and will not contain and, as amended or supplemented, if applicable, as at the applicable filing date, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading provided, however, that the representation and warranty set forth in this Section 7(j) shall not apply to (A) any statements or omissions made in reliance upon and in conformity with any Underwriter Information provided expressly for use therein, and (B) that part of the Registration Statement that constitutes the Form T-1 of Computershare Trust Company, National Association;

(k)                                 There are no reports or information that in accordance with the requirements of the Canadian Securities Laws must be made publicly available in connection with the offering of the Offered Shares that have not been made publicly available as required (other than reports or information required to be made public after the date hereof pursuant to the Shelf Procedures); there are no contracts or documents required to be filed with any Qualifying Authority in connection with the Canadian

Preliminary Prospectus, the Canadian Final Prospectus, the Canadian Preliminary Supplement, or the Canadian Supplement that have not been filed as required pursuant to Canadian Securities Laws and delivered to the Underwriters;

(l)                                     There are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that are not described, referred to or filed as required and delivered to the Underwriters;

(m)                             The audited consolidated financial statements of the Company incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operation and the consolidated changes in financial position of the Company and its subsidiaries for the periods specified and such financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied throughout the periods involved other than as set out in Note 2 of the audited consolidated financial statements; the selected financial data included in the Registration Statement, the Time of Sale Information and the Prospectuses present fairly the information shown therein and have been compiled on a basis consistent with that of the consolidated financial information included in the Registration Statement, the Time of Sale Information and the Prospectuses;

(n)                                 Deloitte LLP, who have reported upon the audited consolidated financial statements of the Company included in the Registration Statement, the Time of Sale Information and the Prospectuses are, and during the periods covered by their report were, independent with respect to the Company within the meaning of the Business Corporations Act (British Columbia) and applicable Canadian Securities Laws, and are independent public accountants as required by the U.S. Securities Act and the rules thereunder, the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules thereunder;

(o)                                 Since the respective dates as of which information is given in the Registration Statement, the Time of Sale Information and the Prospectuses, there has not been any material change in the capital stock or long-term debt of the Company or any of its subsidiaries, except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, or any material adverse change in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole (a “Material Adverse Effect”); and except as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor any of its subsidiaries has entered into any transaction or agreement (whether or not in the ordinary course of business) material to the Company and its subsidiaries taken as a whole;

(p)                                 The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Province of British Columbia, with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which it owns or leases properties, or conducts any business, so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect;

(q)                                 TELUS Communications Inc. (“TCI”) has been duly incorporated and is validly existing as a corporation under the laws of British Columbia with corporate power and capacity to own its properties and conduct its business as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and has been duly qualified as an extra-provincial corporation or has made all necessary extra-provincial registrations for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, other than where the failure to be so qualified or in good standing would not have a Material Adverse Effect; and all the outstanding shares of capital stock of TCI have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by the Company, free and clear of all liens, encumbrances, security interests and claims, except for any liens, encumbrances, security interests and claims which, singly or in the aggregate, are not material to the Company and its subsidiaries, taken as a whole;

(r)                                    TCI is the only subsidiary of the Company that owns assets constituting more than 10% of the consolidated assets of the Company and that generated sales and operating revenues that exceeded 10% of the consolidated sales and operating revenues of the Company for the year ended December 31, 2019. In addition, all of the assets, sales and operating revenues of the Company’s other subsidiaries (other than TCI), together do not exceed 20% of the Company’s total consolidated assets or 20% of the Company’s total consolidated sales and operating revenues for the year ended December 31, 2019;

(s)                                   This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, subject to (i) bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or other laws of general application relating to or affecting the enforcement of rights of creditors; (ii) general principles of equity, including the qualification that equitable remedies, including, without limitation, specific performance and injunction, may be granted only in the discretion of a court of competent jurisdiction, and the qualification that equitable remedies may not be available in any case against the Company; (iii) statutory and inherent powers of a court to stay proceedings before it and to grant relief from forfeiture; and (iv) the limitation that the rights of indemnity, contribution and waiver may be limited by applicable laws;

(t)                                    The Company has, as of the dates indicated in the Time of Sale Information and the Prospectuses, an authorized and outstanding capitalization as set forth in the Time of Sale Information and the Prospectuses, and all of the issued and outstanding Common Shares of the Company are fully paid and non-assessable and have been duly and validly authorized and issued;

(u)                                 The Company has full power and authority (corporate or otherwise) to issue the Offered Shares and to perform its obligations hereunder. The Offered Shares have been duly authorized, and, when issued and delivered pursuant to this Agreement, will be validly issued, will not have been issued in violation of or subject to any preemptive or similar right that entitles any person to acquire any Common Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Common Shares or any other such security (any “Relevant Security”) from the Company except for such rights as may have been fully satisfied or waived prior to the date hereof, and will be outstanding as fully paid and non-assessable common shares in the capital of the Company. The Common Shares and the Offered Shares conform to the descriptions thereof contained in the Registration Statement, the Time of Sale Information and the Prospectuses. Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, the Company has no outstanding warrants, options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell, any Relevant Security. No holder of any Relevant Security has any rights to require registration or qualification under the U.S. Securities Act or Canadian Securities Laws of any Relevant Security in connection with the offer and sale of the Offered Shares contemplated hereby. Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, there are no shareholders’ agreements, voting agreements, investors’ rights agreements or other agreements in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Company, the nomination of directors to the board of the Company or the operations or affairs of the Company;

(v)                                 Neither the Company nor TCI is, or with the giving of notice or lapse of time or both would be, in violation of or in default under, its Notice of Articles, Articles or Certificate of Incorporation, or any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which it or any of them or any of their respective properties is bound, except for violations and defaults which, singly or in the aggregate, would not have a Material Adverse Effect and except as disclosed in the Time of Sale Information and the Prospectuses; the issue and sale of the Offered Shares and the performance by the Company of all of its obligations under this Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement, license or instrument to which the Company or TCI is a party or by which the Company or TCI is bound or to which any of the property or assets of the Company or TCI is subject, except for any conflicts, breaches or defaults which, singly or in the aggregate, would not have a Material Adverse Effect or a material adverse effect on the Company’s ability to (i) issue and sell the Offered Shares and (ii) perform all of its obligations under this Agreement or on the Underwriters’ ability to offer for sale the Offered Shares, nor will any such action result in any violation of the provisions of (a) the Notice of Articles, Articles or Certificate of Incorporation, as the case may be, of the Company or TCI, or (b) any applicable law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company, TCI or any of their respective properties, except for any violations in the case of this clause (b) which, singly or in the aggregate, would not have a Material Adverse Effect; and no consent, approval, authorization, order, license, registration or qualification of or with any such court or governmental agency or body is required for the issue and sale of the Offered Shares, or the consummation by the Company of the transactions contemplated by this Agreement, except such consents, approvals, authorizations, orders, licenses, registrations or qualifications as have been obtained (or will be obtained prior to the Closing Date) under Canadian Securities Laws and the U.S. Securities Act, and as may be required under U.S. state securities or Blue Sky laws in connection with the purchase and distribution of the Offered Shares by the Underwriters;

(w)                               Other than as set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses, there are no legal or governmental investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries, or investigations of Innovation, Science and Economic Development Canada (“ISED”) or Department of Canadian Heritage (“Canadian Heritage”), the Canadian Radio-television and Telecommunications Commission (the “CRTC”) or the Competition Bureau (the “Bureau”), or arising under the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”), the Broadcasting Act (Canada) (the “Broadcasting Act”) or the Competition Act (Canada) (the “Competition Act”)), against or involving the Company or TCI or any of their respective properties or to which the Company or TCI is or may be a party or to which any property of the Company or TCI is or may be the subject which, singly or together with any related such determinations, would have, or would reasonably be expected to have, a Material Adverse Effect and, to the best of the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others; nor are there any matters under discussion with any governmental authorities relating to taxes, governmental charges or assessments asserted by any such authority which would have a Material Adverse Effect;

(x)                                 The Company and TCI have good leasehold title or good and marketable title to material real property and buildings and good title to material personal property; and all material real property held under leases are held by the Company and TCI under valid, existing and enforceable leases, as such leases pertain to the Company and TCI, with such exceptions as do not interfere with the use made or proposed to be made of such property and buildings by the Company or TCI or would not, singly or in the aggregate, have a Material Adverse Effect; and all material items of real property and material personal property owned by the Company and TCI are held free and clear of all liens, encumbrances and defects except such as are described or referred to in the Registration Statement, the Time of Sale Information or the Prospectuses, or such as would not have a Material Adverse Effect;

(y)                                 No relationship, direct or indirect, exists between or among the Company or any of its subsidiaries on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company or any of its subsidiaries on the other hand, which is required by the Canadian Securities Laws or U.S. Securities Act to be described in the Registration Statement, the Time of Sale Information and the Prospectuses which is not so described;

(z)                                  The Company is not and, after giving effect to the offering and sale of the Offered Shares and the receipt and application of the net proceeds therefrom as described under the caption “Use of Proceeds” in the Prospectuses, will not be an “investment company” or an entity “controlled” by an “investment company”, as such terms are defined in the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”);

(aa)                          Immediately after any sale of Offered Shares by the Company to purchasers as contemplated hereunder, the aggregate amount of Offered Shares which have been issued and sold by the Company to purchasers as contemplated hereunder and of any other securities of the Company (other than the Common Shares) that shall have been issued and sold pursuant to the Canadian Final Prospectus and the Registration Statement will not exceed the amount of securities qualified under the Canadian Final Prospectus or registered under the Registration Statement;

(bb)                          The Company and TCI have filed all material federal, provincial, local and foreign tax returns which have been required to be filed and have paid all taxes shown thereon and all assessments received by them or any of them to the extent that such taxes are material and have become due and are not being contested in good faith; and, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there are no tax deficiencies which have been or might reasonably be expected to be asserted or threatened against the Company or TCI which would, singly or in the aggregate, have a Material Adverse Effect;

(cc)                            Each of the Company and TCI owns, possesses or has adequate and enforceable rights to all licenses, permits, waivers, certificates, registrations, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all federal, provincial, and other governmental authorities (including foreign regulatory agencies), all self-regulatory organizations and all courts and other tribunals, domestic or foreign, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, except where any failure to possess or obtain any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization or to make any such declaration or filing or to fulfill any condition to an authorization, would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, waiver, certificate, registration, consent, order, approval or other authorization, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses or where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof, except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect;

(dd)                          The Company and TCI are in compliance with each licence, permit, approval, authorization, certificate or waiver necessary to operate its business as described in the Prospectuses (“Licences”) held by them and are not in violation of, or in default in any respect under, the applicable statutes, ordinances, rules, regulations, orders, policies or decrees of any governmental entities, regulatory agencies or bodies having, asserting or claiming jurisdiction over it or over any part of its respective operations or assets, except for such violations or defaults which would not singly or in the aggregate have a Material Adverse Effect. Except as described in or contemplated by the Registration Statement, the Time of Sale Information and the Prospectuses, the Licences held by the Company and TCI contain no restrictions that are materially burdensome to the Company or its subsidiaries, taken as a whole, except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(ee)                            There are no existing or, to the best knowledge of the Company, threatened labour disputes with the employees of the Company or TCI which are likely to have a Material Adverse Effect, other than as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses;

(ff)                              The Company and TCI (i) are in compliance with any and all applicable foreign, federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses, and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, singly or in the aggregate, have a Material Adverse Effect; any costs or liabilities associated with compliance with Environmental Laws would not, singly or in the aggregate, have a Material Adverse Effect;

(gg)                            Except as disclosed in the Registration Statement, the Time of Sale Information and the Prospectuses, to the best of the Company’s knowledge, there is no pending or threatened change in the Communications Statutes (as defined herein) which would have a Material Adverse Effect. “Communications Statutes” means the Telecommunications Act, the Canadian Radio-television and Telecommunications Commission Act (Canada), the Radiocommunication Act, the Broadcasting Act or other statutes of Canada specifically relating to the regulation of the Canadian telecommunications industry (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to such statutes, including the Radiocommunication Regulations (Canada) (the “Radiocommunication Regulations”), the Broadcasting Distribution Regulations (Canada), the Canadian Telecommunications Common Carrier Ownership and Control Regulations (the “Ownership Regulations”) and the Direction to the CRTC (Ineligibility of Non-Canadians) (the “CRTC Direction”) and applicable statutes or regulations, if any, of any province of Canada specifically relating to the regulation of the Canadian telecommunications industry and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder;

(hh)                          The Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such non-compliance, or applications not being granted or such Licenses being terminated would not have a Material Adverse Effect; and the Company and TCI are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof;

(ii)                                  The material business and operations conducted and proposed to be conducted by the Company and TCI, as described in the Registration Statement, the Time of Sale Information and the Prospectuses, are not regulated by any federal or provincial utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission in the areas in which the Company or TCI conducts or proposes to conduct its material business and operations as described in the Registration Statement, the Time of Sale Information and the Prospectuses, and the Company and TCI are not, and based on existing regulations will not be, required to obtain any license from any such utility or rate-regulating commission, other than the CRTC, ISED, and the Federal Communications Commission, except where any failure to possess or obtain any such license would not, singly or in the aggregate, have a Material Adverse Effect; except as set forth in the Time of Sale Information and the Prospectuses, there are no regulatory matters required to be described in the Registration Statement, the Time of Sale Information and the Prospectuses that are not so described therein in order to make the statements therein not misleading;

(jj)                                TCI Radiant Networking Corp. and Infra-Solutions Inc. are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(i)                                     eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(ii)                                  not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(iii)                               not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations;

(kk)                          Not less than 80% of the members of the board of directors of TCI, Radiant Networking Corp. and Infra-Solutions Inc. are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company;

(ll)                                  TCI is the only radiocommunication service provider (as such term is used in the Radiocommunication Regulations) that is controlled by the Company and:

(i)                                     is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

(ii)                                  is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Industry;

(iii)                               is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(iv)                              is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations;

(mm)                  TCI is Canadian, as defined under the Ownership Regulations;

(nn)                          TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act) that is controlled by the Company, and it is:

(i)                                     eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(ii)                                  not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(iii)                               not a non-Canadian (as that term is defined in the CRTC Direction);

(oo)                          The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations;

(pp)                          Neither the Company nor TCI is in violation of any judgment, decree, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the Telecommunications Act, or respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act, applicable to the Company or TCI, or any interpretation or policy relating thereto that is applicable to the Company or TCI except where the consequence of such violation would not have a Material Adverse Effect;

(qq)                          To the best of the Company’s knowledge, the Company and TCI own, license, possess or have adequate and enforceable rights throughout Canada to all patents,

patent licenses, trademarks, service marks and trade names necessary to carry on their business as presently conducted (except where the failure to own, license or possess such intellectual property rights would not, singly or in the aggregate, have a Material Adverse Effect), and, except as described in the Registration Statement, the Time of Sale Information and the Prospectuses, neither the Company nor TCI has received any notice of infringement of or conflict with asserted rights of others with respect to any patents, patent licenses, trademarks, service marks or trade names, which would, singly or in the aggregate, result in a Material Adverse Effect;

(rr)                                Neither the Company nor any of its subsidiaries or affiliates has taken, nor will any of them take, directly or indirectly, any action designed to, or that would reasonably be expected to, cause or result in the stabilization or manipulation of the price of the Offered Shares in order to facilitate the sale or resale of the Offered Shares;

(ss)                              No withholding tax imposed under the federal laws of Canada or the laws of the Provinces of Ontario or British Columbia will be payable in respect of the payment of any fee as contemplated by this Agreement to an Underwriter that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a “Non-Resident Underwriter”), provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances;

(tt)                                No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Underwriter in respect of the payment of any fee to such Non-Resident Underwriter as contemplated by this Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Underwriter wholly outside of Canada;

(uu)                          There have been no “significant acquisitions” since January 1, 2019 for which the Company is required, pursuant to applicable Canadian Securities Laws, including Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations to file a business acquisition report;

(vv)                          No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Provinces of British Columbia or Ontario or the federal laws of Canada in connection with the issuance or sale of the Offered Shares by the Company or the authorization, execution, delivery and performance of this Agreement;

(ww)                      As of December 31, 2019, the Company maintained effective “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and as defined in National Instrument 52-109 — Certification of Disclosure in

Issuers’ Annual and Interim Filings (“NI 52-109”)) that were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company has prepared a report of management on the issuer’s internal control over financial reporting (as defined in rules 13a-15(f) and 15d-15(f) of the Exchange Act) for the Company’s 2019 fiscal year and have concluded that, as of December 31, 2019, there (i) were no significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) was no fraud, whether or not material, that involves management or other employees who have significant role in the Company’s internal control over financial reporting;

(xx)                          The Company maintains an effective system of “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act and in NI 52-109) that is designed to ensure that material information relating to the Company is made known to the Company’s management during the periods in respect of which reports under the Exchange Act are being prepared. The Company has carried out evaluations of the effectiveness of its disclosure controls and procedures as required by Rule 13a-15 and Rule 15d-15 of the Exchange Act and NI 52-109, respectively;

(yy)                          There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the U.S. Sarbanes-Oxley Act of 2002, as amended and the rules and regulations promulgated in connection therewith, including Section 402 related to loans and Sections 302 and 906 related to certifications;

(zz)                            The offering of the Offered Shares is exempt from filing with and review by the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 5110(b)(7)(C)(ii);

(aaa)                   Computershare Trust Company of Canada at its principal offices in Calgary, Alberta is the duly appointed registrar and transfer agent of the Company with respect to the Common Shares;

(bbb)                   Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or any similar laws of Canada or any other jurisdiction where the Company operates, including, without limitation, any offer, payment, promise to pay or authorization of the payment of any money or other property, gift, promise to give or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the Company and its subsidiaries have conducted their businesses in compliance with the FCPA and have instituted and maintain policies and procedures that are reasonably designed to ensure continued compliance therewith;

(ccc)                      The operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act of 1970, as amended by the USA Patriot Act of 2001, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), Part II.1 of the Criminal Code (Canada) and, in each case, the rules and regulations thereunder (collectively, “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened; and

(ddd)                   Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director or officer of the Company or any of its subsidiaries, is currently the subject or target of any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”) or Global Affairs Canada (collectively, “Sanctions”), and the Company will not directly or indirectly use any of the proceeds from the sale of Offered Shares by the Company in the offering contemplated by this Agreement, or lend, contribute or otherwise make available any such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently the subject or target of any Sanctions.

8.                                      The Company covenants and agrees with each of the several Underwriters as follows:

(a)                                 To comply with the requirements of the Shelf Procedures and General Instruction II.L to Form F-10; to file the Canadian Supplement in each of the Qualifying Provinces and to file the U.S. Supplement with the SEC, each within the time periods required by applicable Canadian Securities Laws and U.S. law; to file any Issuer Free Writing Prospectus (to the extent required by Rule 433 under the U.S. Securities Act with the SEC); to notify the Underwriters promptly in writing (i) when any supplement to the Canadian Prospectus or U.S. Prospectus or any amended Canadian Prospectus or U.S. Prospectus or Issuer Free Writing Prospectus shall have been filed; (ii) of any request by any Qualifying Authority to amend the Canadian Prospectus or to provide additional information; (iii) of any request by the SEC to amend the Registration Statement or to amend or supplement the U.S. Prospectus, any Issuer Free Writing Prospectus or for additional information; (iv) of the issuance by any Qualifying Authority of any order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in the Offered Shares, or of the institution or, to the knowledge of the Company, threatening of any proceedings for any such purpose; and (v) of the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of the U.S. Prospectus, or of the suspension of the qualification of the Offered Shares for offering and sale in any jurisdiction, or of the institution thereof or, to the knowledge of the Company, threatening of any proceedings for any of such purposes or pursuant to Section 8A of the U.S. Securities Act. The Company will use every reasonable effort to prevent the issuance of any order preventing or suspending the use of the Canadian Prospectus or the U.S. Prospectus or any order ceasing or suspending the distribution of the Offered Shares or the trading in the Offered Shares and, if any such order is issued, to obtain a revocation thereof at the earliest possible time;

(b)                                 Not to file or to make, at any time, any amendment or supplement to the Registration Statement, the Canadian Final Prospectus, the U.S. Final Prospectus or any Issuer Free Writing Prospectus that the Underwriters shall not have previously been advised of and furnished with a copy of or that the Underwriters shall have reasonably objected to;

(c)                                  To furnish to the Underwriters, without charge: (i) at the time of filing the Canadian Supplement, the Canadian Prospectus printed in the English language signed on behalf of the Company and its directors in the manner required by the Canadian Securities Laws, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of any of the Canadian provinces; (ii) at the time of filing the Canadian Supplement with the Autorité des marchés financiers, the Canadian Prospectus (and any supplements or amendments thereto) printed in the French language signed on behalf of the Company and its directors in the manner required by the laws of the Province of Quebec, together with copies of any contract or documentation supplemental thereto required to be filed under the applicable laws of the Province of Quebec; and (iii) during the period mentioned in paragraph (d) below, as many copies of the U.S. Prospectus and Canadian Prospectus (and any supplements or amendments thereto) printed in the English and French languages, as applicable, and any Issuer Free Writing Prospectus, as the Underwriters may reasonably request;

(d)                                 If, during such period after the first date of the public offering of the Offered Shares as in the opinion of counsel for the Company, the U.S. Prospectus is required by law to be delivered in connection with sales by an Underwriter or dealer, any event shall occur or condition exist as a result of which it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus in order to comply with applicable law, forthwith notify the Underwriters, or if, in the opinion of counsel for the Underwriters, it is necessary to amend or supplement the Canadian Prospectus or the U.S. Prospectus to comply with applicable law, in either case, subject to paragraph (b) above, to forthwith prepare, file with the Qualifying Authorities and the SEC and furnish, at its own expense, to the Underwriters and to the dealers (whose names and addresses the Underwriters will furnish to the Company in writing) to which Offered Shares may have been sold by the Underwriters and to any other dealers upon written request, either amendments or supplements to the Canadian Prospectus or the U.S. Prospectus so that the statements in the Canadian Prospectus or the U.S. Prospectus so amended or supplemented will comply with the applicable law; and (ii) if at any time prior to the Closing Date (A) any event shall occur or condition shall exist as a result of which it is necessary to amend or supplement the Time of Sale Information to comply with applicable law, the Company will immediately notify the Underwriters thereof and forthwith prepare and, subject to paragraph (b) above, file with the SEC (to the extent required) and furnish to the Underwriters and to such dealers as the representative of the Underwriters may designate, such amendments or supplements to the Time of Sale Information as may be necessary so that the statements in the Time of Sale Information as so amended or supplemented will comply with the applicable law;

(e)                                  Until the distribution of the Offered Shares is completed, to file all documents required to be filed with the Qualifying Authorities under applicable Canadian Securities Laws; and during the period when the U.S. Prospectus is required to be delivered under the U.S. Securities Act: (i) to file promptly all documents required to be filed by the Company with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and (ii) in the event that any document is filed with the Qualifying Authorities that is deemed to be incorporated by reference in the Canadian Prospectus, if required by the U.S. Securities Act, to file such document as an exhibit to the Registration Statement by post-effective amendment or otherwise in accordance with the U.S. Securities Act or the Exchange Act;

(f)                                   To endeavor to qualify the Offered Shares for offer and sale under the securities or Blue Sky laws, if applicable, of such other jurisdictions as the Underwriters and the Company may agree and to continue such qualification in effect so long as reasonably required for distribution of the Offered Shares; provided that the Company shall not be required to file a general consent to service of process in any jurisdiction (other than the Form F-X);

(g)                                  To fulfill and comply with, as soon as possible and in any event not later than the earlier of: (i) the date the Canadian Supplement is first sent to a purchaser; and (ii) two Business Days after the execution and delivery of this Agreement, the requirements of the Canadian Securities Laws to be fulfilled or complied with to enable the Offered Shares to be lawfully distributed in the Qualifying Provinces  and the United States, as applicable, through the Underwriters or any other appropriately registered investment dealers or brokers registered as such in the applicable jurisdictions and acting in accordance with the terms of their registrations and the Canadian Securities Laws and the U.S. Securities Act, as applicable;

(h)                                 To make generally available to its security holders and to the Underwriters as soon as practicable an earnings statement which shall satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 of the SEC promulgated thereunder covering a period of at least twelve months beginning with the first fiscal quarter of the Company occurring after the “effective date” (as defined in Rule 158) of the Registration Statement;

(i)                                     During the period beginning on the date hereof and continuing to and including the date that is ninety (90) days following the Closing Date, without the prior written consent of the Representatives, on behalf of the Underwriters, such consent not to be unreasonably withheld, not to, directly or indirectly: (a) create, allot, authorize, offer, issue, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares, rights to purchase such Common Shares or any securities convertible into or exercisable or exchangeable for such Common Shares; or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Common Shares; whether any such transaction described in clause (a) or (b) above is to be settled by delivery of such Common Shares or such other securities or interests, in cash or otherwise, or agree to do any of the foregoing, other than, in each case: (i) pursuant to this Agreement, (ii) pursuant to the grant or exercise of equity-based compensation awards and other similar issuances in the normal course pursuant to any equity-based compensation plan, stock option agreements or similar arrangements in effect on the date hereof, each as described in the Registration Statement, the Time of Sale Information and the Prospectuses; (iii) to satisfy obligations of the Company in respect of existing agreements; (iv) pursuant to the exercise of currently outstanding convertible securities, options or warrants of the Company; (v) pursuant to the Company’s existing Amended and Restated Dividend Reinvestment and Share Purchase Plan; or (vi) in connection with the Share Split.

(j)                                    To use the net proceeds received by the Company from the sale of the Offered Shares pursuant to this Agreement in the manner specified in the Registration Statement, Time of Sale Information and the Prospectuses under the caption “Use of Proceeds”; and

(k)                                 Whether or not the transactions contemplated in this Agreement are consummated or this Agreement is terminated, to pay or cause to be paid all costs and expenses incidental to the performance of its obligations hereunder, including without limiting the generality of the foregoing, the fees and disbursements of its own counsel (but not of counsel to the Underwriters, except as expressly provided below), and all costs and expenses (i) incidental to the issuance and delivery of the

Offered Shares, including fees payable to CDS Clearing and Depository Services Inc., (ii) payable in connection with the listing of the Offered Shares on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), (iii) incidental to the preparation, printing and filing under the Canadian Securities Laws and the U.S. Securities Act of the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, and any Issuer Free Writing Prospectus (including all exhibits, amendments and supplements thereto), (iv) payable in connection with the registration or qualification and determination of eligibility for investment of the Offered Shares under the laws of such jurisdictions as the Underwriters may designate (including the reasonable fees of U.S. counsel for the Underwriters and their disbursements in connection with the registration and qualification of the Offered Shares under the Blue Sky laws, if applicable), (v) payable in connection with the printing (including word processing and duplication costs) and delivery of this Agreement, any preliminary or supplemental Blue Sky memoranda, if applicable, and the furnishing to Underwriters and dealers of copies of the Registration Statement, the Canadian Prospectus, the U.S. Prospectus, and any Issuer Free Writing Prospectus, including mailing and shipping, as herein provided, (vi) incurred by the Company in connection with a “road show” presentation to potential investors, and (v) of any transfer agent.

9.                                      The several obligations of the Underwriters hereunder shall be subject to the following conditions:

(a)                                 The representations and warranties of the Company contained herein are true and correct on and as of the Closing Date as if made on and as of the Closing Date and the Company shall have complied with all agreements and all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date;

(b)                                 At the Closing Date, no stop order suspending the effectiveness of the Registration Statement shall have been issued and not rescinded, revoked or withdrawn under the U.S. Securities Act and no proceedings for that purpose or pursuant to Section 8A under the U.S. Securities Act shall have been instituted or shall be pending or, to the knowledge of the Company, shall be contemplated by the SEC; no order having the effect of ceasing or suspending the distribution of the Offered Shares or the trading in any other securities of the Company shall have been issued and not rescinded, revoked or withdrawn by any securities commission, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, shall be contemplated by any securities commission, securities regulatory authority or stock exchange in Canada or the United States; and any request on the part of any Qualifying Authority or the SEC for additional information shall have been complied with or withdrawn. A Canadian Supplement and a U.S. Supplement containing the Shelf Information and any Issuer Free

Writing Prospectus shall have been filed with the Qualifying Authorities in accordance with the Shelf Procedures and with the SEC in accordance with General Instruction II.L to Form F-10 (in the case of an Issuer Free Writing Prospectus, to the extent required by Rule 433 under the U.S. Securities Act), as applicable;

(c)                                  The Prospectuses, as supplemented or amended by any prospectus supplement or amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than in respect of any Underwriter Information);

(d)                                 The Underwriters shall have received on and as of the Closing Date a certificate of an executive officer of the Company, with specific knowledge about the Company’s financial matters, satisfactory to the Underwriters to the effect set forth in Sections 9(a), 9(b), and 9(c) (with respect to the respective representations, warranties, agreements and conditions of the Company) and to the further effect that there has not occurred any development involving a Material Adverse Effect from that set forth or contemplated in the Registration Statement, the Time of Sale Information and the Prospectuses;

(e)                                  The Underwriters shall have received on the filing date of each of the Canadian Preliminary Supplement and the Canadian Supplement:

(i)            opinions of Norton Rose Fulbright Canada LLP, counsel to the Company, dated as of such filing date, to the effect that the French language version of each of (a) the Canadian Final Prospectus, (b) the Canadian Preliminary Supplement or the Canadian Supplement, as applicable (other than the “Consolidated Capitalization” section of the Canadian Preliminary Supplement or the Canadian Supplement, as applicable ), and (c) the term sheet in respect of the Offered Shares (the “Term Sheet”) expressly incorporated by reference in the Canadian Preliminary Supplement and the Canadian Supplement, is in all material respects a complete and proper translation of the English language version of each of the Canadian Final Prospectus, the Canadian Preliminary Supplement, the Canadian Supplement, and the Term Sheet, as the case may be; and

(ii)           opinions of Borden Ladner Gervais LLP, Quebec translation counsel to the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the annual information form of the Company dated February 13, 2020 (the “2019 AIF”), and (b) the information circular of the Company dated March 13, 2019 (the “2019 Circular”), are in all material respects a complete and proper translation of the English language version of the 2019 AIF and the 2019 Circular, as the case may be.

(f)                                   The Underwriters shall have received on the respective filing dates of the documents listed in Section 9(e) above an opinion of Deloitte LLP, auditors of the Company, dated as of such respective filing dates, to the effect that the French language version of each of (a) the “Consolidated Capitalization” section of the Canadian Preliminary Supplement and the Canadian Supplement, (b) the audited consolidated financial statements of the Company as at and for the year ended December 31, 2019, together with the report of the independent registered chartered accountants thereon and the notes thereto, (c) Management’s Discussion and Analysis of financial results of the Company for the year ended December 31, 2019, contained or incorporated by reference in the Canadian Final Prospectus, as supplemented by the Canadian Preliminary Supplement and the Canadian Supplement, as applicable, includes the same information and in all material respects carries the same meaning as the English language version thereof;

(g)                                  The Underwriters shall have received on the Closing Date an opinion of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, or certain other Canadian counsel for the Company reasonably acceptable to the Underwriters in substantially the form of Annex A-1 hereto including regarding compliance with all the laws of the Province of Quebec relating to the use of the French language in connection with the distribution of the Offered Shares, and the negative assurance letter of Norton Rose Fulbright Canada LLP in substantially the form of Annex A-2 hereto, both dated the Closing Date; the opinion and negative assurance letter of Norton Rose Fulbright Canada LLP described in this Section 9(g) shall be rendered to the Underwriters at the request of the Company and shall so state therein, provided that such counsel may rely on opinions of counsel to the Company in jurisdictions where such counsel is not licensed to practice;

(h)                                 The Underwriters shall have received on the Closing Date an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, United States counsel for the Company, in substantially the form of Annex B-1 hereto, and the negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP in substantially the Form of Annex B-2 hereto, both dated the Closing Date;

(i)                                     The Underwriters shall have received on the Closing Date an opinion of the Vice President — Telecom Policy & Chief Regulatory Legal Counsel of the Company dated the Closing Date, in substantially the form of Annex C-1 hereto, and a certificate of the Vice President — Telecom Policy & Chief Regulatory Legal Counsel of the Company dated the Closing Date, in substantially the form of Annex C-2 hereto. Such opinion shall be rendered to the Underwriters at the request of the Company and shall so state therein;

(j)                                    On the date hereof and on the Closing Date, Deloitte LLP shall have furnished to the Underwriters a letter, dated such date, in form and substance satisfactory to the Underwriters, containing statements and information of the type customarily included in accountants “comfort letters” to underwriters with respect to the financial statements and certain financial information contained or incorporated by reference in the Registration Statement, the Time of Sale Information and the Prospectuses;

(k)                                 The Underwriters shall have received on and as of the Closing Date opinions of Osler, Hoskin & Harcourt LLP, Canadian and United States counsel to the Underwriters, with respect to such matters as the Underwriters may reasonably request, and the negative assurance letter of Osler, Hoskin & Harcourt LLP, and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters, provided that such counsel may rely on opinions of counsel to the Company for jurisdictions where such counsel is not licensed to practice;

(l)                                     The Company shall have duly and validly authorized the issuance of the Offered Shares;

(m)                             The Company shall have applied to the TSX and the NYSE to list the Offered Shares under the symbols “T” and “TU”, respectively, and provided satisfactory evidence to the Underwriters that the Offered Shares have been conditionally listed and will be posted for trading thereon at the opening of trading on the Closing Date; and

(n)                                 On or prior to the Closing Date, the Company shall have furnished to the Underwriters such further certificates and documents as the Underwriters shall reasonably request.

10.                               The Company agrees to indemnify and hold harmless each Underwriter, each affiliate of any Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the U.S. Securities Act or Section 20 of the Exchange Act, and each of their respective directors, officers, employees, agents, and affiliates from and against any and all losses (other than loss of profits), claims, damages and liabilities (including, without limitation, the legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted) caused by any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the Canadian Prospectus or the U.S. Prospectus (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto), any Issuer Free Writing Prospectus, any electronic road show, or the Time of Sale Information, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with information relating to any Underwriter furnished to the Company in writing through the Representatives.

In no event shall the indemnity provided in this Section 10 enure to the benefit of any person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) from any person who was not guilty of such fraudulent misrepresentation.

Each Underwriter agrees, severally and not jointly, to indemnify and hold harmless the Company, its directors, its officers who signed the Registration Statement, each person who controls the Company within the meaning of Section 15 of the U.S. Securities Act and Section 20 of the Exchange Act, and each of their respective officers, employees, agents and affiliates to the same extent as the foregoing indemnity from the Company to each Underwriter, but only with reference to information relating to such Underwriter furnished to the Company in writing through the Representatives expressly for use in the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, any amendment or supplement thereto, any Issuer Free Writing Prospectus or Time of Sale Information.

If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against any person in respect of which indemnity may be sought pursuant to either of the first or third paragraphs of this Section 10, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnity may be sought (the “Indemnifying Person”) in writing, and the Indemnifying Person, upon request of the Indemnified Person, shall retain counsel reasonably satisfactory to the Indemnified Person to represent the Indemnified Person and any others the Indemnifying Person may designate in such proceeding and shall pay the fees and expenses of such counsel related to such proceeding and all such fees and expenses shall be reimbursed as they are incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within a reasonable time to retain counsel reasonably satisfactory to the Indemnified Person, or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons. Any such separate firm for the Underwriters, each affiliate of any Underwriter which assists such Underwriter in the distribution of the Offered Shares and such control persons of the Underwriters shall be designated in writing by the Representatives, and any such separate firm for the Company, its directors, its officers who sign or signed the Canadian Prospectus or the Registration Statement and such control persons of the Company or authorized representatives shall be designated in writing by the Company. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify any Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested an Indemnifying Person to reimburse the Indemnified Person for fees and expenses of counsel for which the Indemnified Person is entitled to be reimbursed in accordance with this paragraph, the Indemnifying Person agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by such Indemnifying Person of the aforesaid request, and (ii) such Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the prior written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnity could have been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability on claims that are the subject matter of such proceeding, and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

If the indemnification provided for in the first and third paragraphs of this Section 10 is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Offered Shares, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same respective proportions as the net proceeds from the offering of such Offered Shares (before deducting expenses) received by the Company and the aggregate fee payable by the Company to the Underwriters bear to the aggregate public offering price of the Offered Shares. The relative fault of the Company on the one hand and the Underwriters on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 10 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 10, in no event shall an Underwriter be required to contribute any amount in excess of such aggregate fee or any portion of such fee actually received. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations to contribute pursuant to this Section 10 are several in the percentages set forth opposite their names in Schedule II hereto, and not joint.

The remedies provided for in this Section 10 are not exclusive and shall not limit any rights or remedies which may otherwise be available to any Indemnified Person at law or in equity.

The indemnity and contribution agreements contained in this Section 10 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement, (ii) any investigation made by or on behalf of any Underwriter or any person controlling any Underwriter or by or on behalf of the Company, its officers or directors or any other person controlling the Company, and (iii) acceptance of and payment for any of the Offered Shares.

11.                               Notwithstanding anything herein contained, any Underwriter (each, a “Terminating Underwriter”) may, in its absolute discretion, terminate its obligations under this Agreement, by notice given to the Company and the Representatives (or, if the Terminating Underwriter is a Representative, to the Company and the other Representatives), if after the execution and delivery of this Agreement and prior to the Closing Date (i) (a) trading generally  (or specifically in the case of the Common Shares) shall have been suspended or materially limited on or by, as the case may be, either of the NYSE or the TSX, (b) a material disruption in securities settlement, payment or clearance services in the United States or Canada shall have occurred, or (c) any moratorium on commercial banking activities shall have been declared by either Federal or New York State authorities or in Canada by the Canadian federal or provincial authorities, and in the case of any of the foregoing, such event, singly or together, in the opinion of the Underwriters or any of them, acting reasonably, would be expected to have a material adverse effect on the market price or market value of the Common Shares, (ii) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) shall have been commenced, threatened or announced or any order or ruling shall have been issued under or pursuant to any statute of Canada or any province, or of the United States or any state thereof or by any official of any stock exchange or by any other regulatory authority having jurisdiction over a material portion of the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or otherwise, or there shall have been any change of law, or the interpretation, pronouncement or administration thereof or in respect thereof which in the opinion of such Underwriter, acting reasonably, prevents or operates to prevent or restrict the distribution of, trading in the Common Shares, (iii) there shall have occurred, developed or come into effect any event, action, state, condition, or major financial occurrence of national or international consequence or any law or regulation, any outbreak or escalation of hostilities or any change in financial markets or any calamity or crisis that, in the reasonable opinion of the Terminating Underwriter seriously adversely affects, or will seriously adversely affect (a) the financial markets in Canada or the United States, (b) the business, operations or affairs of the Company and its subsidiaries, taken as a whole, or (c) the market price or market value of the Common Shares, (iv) any material change or change in material fact in or affecting the general affairs, assets or properties, business, prospects, results of operations or the condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, that in any case in the opinion of the Underwriters or any of them, acting reasonably, would be expected to have a material adverse effect on the market price or market value of the Common Shares, or (v) the Company shall be in breach of or default under or in non-compliance with any material representation, warranty, term, condition or covenant of this Agreement in any material respect.

The rights of termination contained in this Section 11 may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Terminating Underwriter to the Company or on the part of the Company to the Terminating Underwriter except in respect of any liability which may have arisen prior to or arise after such termination under Sections 10 and 12 (and, for clarity, the Terminating Underwriter will not be entitled to any portion of the fee payable by the Company pursuant to Section 1). A notice of termination given by an Underwriter under this Section 11 shall not be binding upon any other Underwriter.

Upon the delivery of a notice of termination by a Representative under this Section 11, the Company may, in its absolute discretion, proceed with the sale of Offered Shares in accordance with the terms of this Agreement with the remaining Underwriters or terminate this Agreement.

12.                               If this Agreement shall be terminated by the Underwriters, or any of them, because of any failure or refusal on the part of the Company to comply with the terms or to fulfill any of the conditions of this Agreement, or if for any reason the Company shall be unable to perform its obligations under this Agreement or any condition of the Underwriters’ obligations cannot be fulfilled, the Company agrees to reimburse the Underwriters or such

Underwriters as have so terminated this Agreement with respect to themselves, severally, for all out-of-pocket expenses (including the fees and expenses of their counsel) reasonably incurred by such Underwriters in connection with this Agreement or the offering of Offered Shares. The Underwriters or such Underwriters as have so terminated this Agreement will provide the Company with invoices in respect of any such out-of-pocket expenses to be reimbursed.

13.                               If one or more of the Underwriters shall fail at the Closing Date to purchase the aggregate number of Firm Shares which it or they are obligated to purchase under this Agreement or shall have exercised its right to terminate this Agreement as provided in Section 11 (the “Unpurchased Shares”), the Representatives shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting and non-terminating Underwriters, or any other underwriters, to purchase all, but not less than all, of the Unpurchased Shares in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representatives shall not have completed such arrangements within such 24 hour period, then: (a) if the aggregate number of Unpurchased Shares does not exceed 12% of the aggregate number of Firm Shares, each of the non-defaulting and non-terminating Underwriters shall be obligated, severally and not jointly, to purchase the full amount of such Unpurchased Shares in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting and non-terminating Underwriters; or (ii) if the number of Unpurchased Shares exceeds 12% of the aggregate number of Firm Shares, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter. No action taken pursuant to this Section 13 shall relieve any defaulting Underwriter from liability in respect of its default. In the event of any such default which does not result in a termination of this Agreement, the Representatives shall have the right to postpone the Closing Date for a period not exceeding five Business Days in order to effect any required changes in the Registration Statement, the Time of Sale Information or Prospectuses or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 13.

14.                               This Agreement shall enure to the benefit of and be binding upon the Company, and each Underwriter, and to the extent provided for in Section 10, each person referred to in such section, and in each case, their respective successors, assigns, heirs and personal representatives. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any other person, firm or corporation any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained.

15.                               The Representatives are hereby authorized by each of the other Underwriters to act on its behalf and the Company shall be entitled to and shall act on any notice given in accordance with this Section 15 or agreement entered into by or on behalf of the Underwriters by the Representatives which represent and warrant that they have irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to Section 10, which consent shall be given by the Indemnified Person, or a notice of termination pursuant to Section 11, which notice may be given by any of the Underwriters. The Representatives shall consult with the other Underwriters concerning any matter in respect of which they act as representative of the Underwriters. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be given on their behalf to the Representatives at: RBC Dominion Securities Inc., 200 Bay Street, Suite 400, South Tower, Toronto, Ontario M5J 2W7, Attention: James McKenna, and TD Securities Inc., 66 Wellington Street West, 9th Floor, Toronto, Ontario M5K 1A2, Attention: Rod Davies, with copies (which shall not constitute notice) to Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario M5X 1B8,  Attention: Michael Innes and Jason Comerford (email: minnes@osler.com and jcomerford@osler.com); or, if sent to the Company, will be mailed or transmitted to TELUS Corporation at 510 West Georgia Street, 23rd Floor, Vancouver, British Columbia V6B 0M3, Attention: Chief Financial Officer (fax no. (604) 439-1261), with copies (which shall not constitute notice) to Norton Rose Fulbright Canada LLP, 222 Bay Street, Suite 3000, Toronto, Ontario M5K 1E7, Attention: Pierre Dagenais (email: pierre.dagenais@nortonrosefulbright.com) and to Paul, Weiss, Rifkind, Wharton & Garrison, LLP, 1285 Avenue of the Americas, New York, New York 10019, Attention: Andrew J. Foley (email: afoley@paulweiss.com).

16.                               (a)                           In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under a U.S. Special Resolution Regime (as defined below), the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)                           In the event that any Underwriter that is a Covered Entity or a Covered Affiliate (as defined below) of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights (as defined below) under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)                            As used in this Section:

(i)                                     “Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

(ii)                                  “Covered Entity” means any of the following:

(A)                                     a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)                                     a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)                                     a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

(iii)        “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

(iv)        “U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

17.                               This Agreement may be executed in counterparts and delivered by facsimile or other electronically transmitted format, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

18.                               This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario, without giving effect to the conflicts of laws provisions thereof.

[Remainder of this page intentionally left blank]

Very truly yours,

TELUS CORPORATION

By:	/s/ Doug French
	Name:	Doug French
	Title:	Executive Vice-President and Chief Financial Officer

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Chief Legal and Governance Officer

EXECUTION PAGE – UNDERWRITING AGREEMENT

Accepted: February 20, 2020.

RBC DOMINION SECURITIES INC.

By:	/s/ James McKenna
Name: James McKenna
Title: Managing Director

TD SECURITIES INC.

By:	/s/ Rod Davies
Name: Rod Davies
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	/s/ Kathy Butler
Name: Kathy Butler
Title: Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Jamie Rogers
Name: Jamie Rogers
Title: Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Andrew McLenan
Name: Andrew McLenan
Title: Managing Director

EXECUTION PAGE - UNDERWRITING AGREEMENT

NATIONAL BANK FINANCIAL INC.

By:	/s/ Colin Ryan
Name: Colin Ryan
Title: Co-Head & Managing Director

HSBC SECURITIES (CANADA) INC.

By:	/s/ David Loh
Name: David Loh
Title: Director

DESJARDINS SECURITIES INC.

By:	/s/ Andrew Kennedy
Name: Andrew Kennedy
Title: Managing Director

MERRILL LYNCH CANADA INC.

By:	/s/ Deep Khosla
Name: Deep Khosla
Title: Managing Director

MUFG SECURITIES (CANADA), LTD.

By:	/s/ Jason Stanger
Name: Jason Stanger
Title: Director, Head of Capital Markets

WELLS FARGO SECURITIES CANADA, LTD.

By:	/s/ Darin E. Deschamps
Name: Darin E. Deschamps
Title: Head

EXECUTION PAGE - UNDERWRITING AGREEMENT

J.P. MORGAN SECURITIES CANADA INC.

By:	/s/ Adeel Kheraj
Name: Adeel Kheraj
Title: Executive Director

MORGAN STANLEY CANADA LIMITED

By:	/s/ Dougal MacDonald
Name: Dougal MacDonald
Title: Managing Director

EXECUTION PAGE - UNDERWRITING AGREEMENT

SCHEDULE I

Type of Securities:	Common Shares

Offering Price:	C$52.00 per Common Share (the “Offering Price”)

Aggregate Offering Size:	C$1,300,000,000

Over-Allotment Option:

TELUS has granted the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any and for market stabilization purposes. If the over-allotment option is exercised or closed on or after March 17, 2020 (being the effective date of the 2-for-1 common share split announced by the Company on February 13, 2020), the number of Common Shares and the offering price per Common Share for the over-allotment option will be adjusted accordingly.

Use of Proceeds:	TELUS intends to use the net proceeds from the Offering for general corporate purposes including funding growth opportunities, capital expenditures and the reduction of indebtedness.

Underwriting Fee:	3.75% of the aggregate gross proceeds of the offering of Common Shares, including Common Shares issued pursuant to the over-allotment option.

Closing Date and Time:	Expected to be on or about February 26, 2020 at 8:30 a.m., Eastern time

Closing Location:	Norton Rose Fulbright Canada LLP 222 Bay Street, Suite 3000 Toronto, Ontario, M5K 1E7

SCHEDULE II

UNDERWRITER	Common Shares
RBC Dominion Securities Inc.	20.0%
TD Securities Inc.	20.0%
CIBC World Markets Inc.	12.5%
BMO Nesbitt Burns Inc.	11.0%
Scotia Capital Inc.	11.0%
National Bank Financial Inc.	5.5%
HSBC Securities (Canada) Inc.	4.5%
Desjardins Securities Inc.	3.5%
Merrill Lynch Canada Inc.	3.5%
MUFG Securities (Canada), Ltd.	3.0%
Wells Fargo Securities Canada, Ltd.	3.0%
J.P. Morgan Securities Canada Inc.	2.0%
Morgan Stanley Canada Limited	0.5%

ANNEX A-1

FORM OF OPINION OF

NORTON ROSE FULBRIGHT CANADA LLP

1.                                            The Company is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

2.                                            The Company is qualified or registered to carry on business in each of the Provinces in Canada in which the location of its properties or the operation of its business makes such qualification or registration necessary, except where the failure to be so qualified or registered would not have a material adverse effect upon the business of the Company and its subsidiaries, taken as a whole.

3.                                            TCI is incorporated and existing under the Business Corporations Act (British Columbia) and has the corporate power and capacity to own, lease and operate its properties and conduct its business as described in the Canadian Prospectus and the U.S. Prospectus.

4.                                            TCI is qualified or registered to carry on business in each of the Provinces in Canada.

5.                                            All of the outstanding shares in the capital of TCI are registered in the name of the Company.

6.                                            The authorized share capital of the Company consists of 2,000,000,000 Common Shares, 1,000,000,000 First Preferred Shares and 1,000,000,000 Second Preferred Shares, of which 607,232,624 Common Shares were issued and outstanding as of February 18, 2020. There are no First Preferred Shares or Second Preferred Shares issued or outstanding.

7.                                            All necessary corporate actions on the part of the Company have been taken to duly and validly create, authorize and issue the Offered Shares to the Underwriters and, the Company having received the consideration for the issue thereof, the Offered Shares have been validly issued and are outstanding as fully paid and non-assessable shares of the Company.

8.                                            There are no restrictions on the corporate power and capacity of the Company to enter into and carry out its obligations under the Underwriting Agreement. The execution and delivery of, and the performance by the Company of its obligations under, the Underwriting Agreement have been duly authorized by all necessary corporate action on the part of the Company.

9.                                            The Underwriting Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

10.                                     The execution, delivery and performance by the Company of its obligations under the Underwriting Agreement do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)                                 any applicable law of the Province of Ontario or of the federal laws of Canada applicable therein;

(b)                                 any resolution of the board of directors (or any committee thereof) or of the shareholders of the Company;

(c)                                  any of the agreements or instruments set forth in Schedule “A” to such opinion; or

(d)                                 to the best of our knowledge, any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Company or TCI,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of Ontario or of the Government of Canada is required for the performance by the Company of its obligations under the Underwriting Agreement except such as have been obtained.

11.                                     The execution, delivery and performance by the Company of its obligations under the Underwriting Agreement do not and will not contravene or result in a breach of and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)                                 any applicable law of the Province of British Columbia; or

(b)                                 any provision of the notice of articles or articles of the Company,

and no consent, approval, authorization or order of, or qualification with, any governmental body or agency of the Province of British Columbia is required for the performance by the Company of its obligations under the Underwriting Agreement except such as have been obtained.

12.                                     All necessary documents have been filed, all requisite proceedings have been taken and all necessary authorizations, approvals, permits and consents have been obtained by the Company under Canadian Securities Laws to permit the Offered Shares to be offered and sold to the public in the Qualifying Provinces through persons and companies who are registered in an appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such legislation.

13.                                     The Company is a reporting issuer in each of the Qualifying Provinces and, where applicable, is not on the list of defaulting reporting issuers or noted in default on the list of reporting issuers maintained by the relevant Qualifying Authorities.

14.                                     Computershare Trust Company of Canada, at its principal office in the City of Calgary, Alberta, is the duly appointed registrar and transfer agent for the common shares of the Company.

15.                                     To the best of our knowledge, no order having the effect of ceasing or suspending the distribution of the Offered Shares has been issued by any Qualifying Authority and no proceeding for that purpose has been initiated or threatened by any Qualifying Authority.

16.                                     The Offered Shares have been conditionally approved for listing on the TSX, subject only to the Company fulfilling the conditions and requirements of the TSX.

17.                                     The share capital of the Company and the attributes and characteristics of the Offered Shares conform in all material respects with the descriptions thereof in the Canadian Final Prospectus and Canadian Supplement, and in the U.S. Final Prospectus and U.S. Supplement.

18.                                     Subject to the limitations, assumptions and qualifications therein, the statements in the Canadian Supplement and the U.S. Supplement under the heading “Certain Canadian Federal Income Tax Considerations” are an accurate and fair summary of the principal Canadian federal income tax considerations generally applicable to an investment in the Offered Shares and the statements in the Canadian Supplement and the U.S. Supplement under the heading “Eligibility for Investment” are true and correct.

19.                                     No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of Ontario or the federal laws of Canada in connection with the issuance, sale and delivery of the Offered Shares or the authorization, execution, delivery and performance of the Underwriting Agreement.

20.                                     No stamp duty, registration or documentary taxes, duties or similar charges are payable under the laws of the Province of British Columbia in connection with the issuance, sale and delivery of the Offered Shares or the authorization, execution, delivery and performance of the Underwriting Agreement.

21.                                     No withholding tax imposed under the federal laws of Canada or the laws of the Province of Ontario will be payable in respect of the payment of any fee as contemplated by the Underwriting Agreement to an Underwriter that is not resident in Canada or is deemed not to be resident in Canada under the Income Tax Act (Canada) (a “Non-Resident Underwriter”), provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances.

22.                                     No withholding tax imposed under the federal laws of Canada or the laws of the Province of British Columbia will be payable in respect of the payment of any fee as contemplated by the Underwriting Agreement to an Underwriter that is a Non-Resident Underwriter, provided that such Non-Resident Underwriter deals at arm’s length with the Company, that any such fee is payable in respect of services rendered by or on behalf of such Non-Resident Underwriter wholly outside of Canada that are performed by such Non-Resident Underwriter in the ordinary course of business carried on by it that includes the performance of such services for a fee, and that any such amount is reasonable in the circumstances.

23.                                     No goods and services tax or harmonized sales tax imposed under the federal laws of Canada will be collectible by a Non-Resident Underwriter in respect of the payment of any fee to such Non-Resident Underwriter as contemplated by the Underwriting Agreement, provided that such fee is payable as consideration for the supply of services performed by such Non-Resident Underwriter wholly outside of Canada.

24.                                     The provisions of the Securities Act (Québec) relating to the use of the French language and of the Charter of the French Language (Québec) (other than those relating to verbal communications, as to which we express no opinion) will have been complied with in respect of the Canadian Final Prospectus, the Canadian Supplement and forms of order and confirmation (the “Offering Documents”) to be delivered to purchasers in the Province of Québec in connection with the sale of the Offered Shares to the extent such purchasers receive a copy of the Offering Documents (on the assumption that the Offering Documents constitute the entire contract for the Offered Shares) in the French language only or in the French and English languages at the same time (and to the extent any certificates evidencing the Offered Shares are delivered in the Province of Québec, the certificates are in bilingual form), and purchasers requesting copies of the Company’s permanent information record receive copies of same in the French language only or in the French and English languages at the same time.

ANNEX A-2

FORM OF NEGATIVE ASSURANCE LETTER OF

NORTON ROSE FULBRIGHT CANADA LLP

We have participated in conferences with officers and other representatives of the Company, representatives of the Company’s auditors and of the Underwriters, representatives of the Company’s U.S. counsel and representatives of the Underwriters’ Canadian and U.S. counsel, at which the contents of the Registration Statement, the Time of Sale Information or the U.S. Prospectus and related matters were discussed. Although we did not participate in the preparation of the documents and information incorporated by reference in the U.S. Prospectus, we have reviewed such documents and information.

We have not made any independent investigation or verification of and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in or incorporated by reference in the Registration Statement, the Time of Sale Information or the U.S. Prospectus (other than such conclusions of law as to which an opinion has been separately delivered to you). As the determination of materiality or whether a fact is a material fact under the Securities Act (Ontario) is a factual and not a legal matter requiring expertise on the effect which information would have on market prices or values of securities of the Company, we have accordingly relied as to materiality, to a large extent, on the opinions of officers and other representatives of the Company.

On the basis of the information which we gained in the course of the performance of our role as Canadian counsel to the Company in respect of the offering of the Offered Shares, no facts have come to our attention in the course of our review and discussions in connection with the offering of the Offered Shares that have caused us to believe that: (i) at the time it became effective, the Registration Statement; (ii)  as of the Applicable Time, the Time of Sale Information; or (iii) at the time the U.S. Prospectus was issued, or at the Closing Date, the U.S. Prospectus (in each case  excluding the financial statements and other financial and statistical information included or incorporated by reference therein or derived therefrom, the reports of management’s assessment of the effectiveness of internal controls over financial reporting and the auditors’ report on the effectiveness of the Company’s internal controls over financial reporting, on which we do not comment), contained or contains any untrue statement of a material fact within the meaning of the Securities Act (Ontario) or omitted or omits to state a material fact that is required to be stated or that is necessary to make a statement therein not misleading in the light of the circumstances in which it was made, within the meaning of the Securities Act (Ontario).

As used herein, (i) “Applicable Time” means 9:00 a.m. (Eastern Time) on February 20, 2020 and (ii) “Time of Sale Information” means the U.S. Final Prospectus, as supplemented by the U.S. Preliminary Supplement and the Term Sheet.

ANNEX B-1

FORM OF OPINION OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Ladies and Gentlemen:

We have acted as United States counsel to TELUS Corporation, a corporation organized under the laws of British Columbia (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated February 20, 2020, among you (the “Underwriters”) and the Company, relating to the purchase today by the Underwriters of 25,000,000 common shares (the “Shares”) of the Company. This opinion is being furnished at the request of the Company as contemplated by Section 9(h) of the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-232601) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on July 11, 2019, was amended on July 19, 2019 and became effective upon filing on July 19, 2019 pursuant to Rule 467(a) under the Act. In this opinion, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated July 19, 2019, included in the Registration Statement (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement, dated February 19, 2020, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, immediately prior to the Time of Sale is referred to as the “U.S. Pricing Prospectus”; the U.S. Pricing Prospectus, taken together with the documents set forth in Annex D to the Underwriting Agreement, dated February 20, 2020, is referred to as the “Pricing Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement, dated February 20, 2020, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.” Both the U.S. Pricing Prospectus and the U.S. Prospectus have been filed pursuant to General Instruction II.L. of Form F-10 in the manner and within the time period required by said General Instruction II.L.  The Company has filed a short form base shelf prospectus (the “Canadian Base Prospectus”), dated July 19, 2019, a preliminary prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Pricing Prospectus”), dated February  19, 2020, and a final prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Prospectus”), dated February 20, 2020, in each case, with the British Columbia Securities Commission.

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

In connection with the furnishing of this opinion, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.              the Registration Statement;

2.              the U.S. Pricing Prospectus;

3.              the U.S. Prospectus;

4.              the Underwriting Agreement; and

5.              the Form F-X of the Company, dated July 11, 2019 (as amended, the “Form F-X of the Company”).

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below.  We have also relied upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Underwriting Agreement and upon certificates of public officials and officers of the Company.  The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1.              The issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement.  For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 2 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

2.              No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Shares by the Company, the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder.   For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

3.              The Company is not and, after giving effect to the offering and sale of the Shares, and the application of their proceeds as described in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be, registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

4.              The statements in the Pricing Disclosure Package and the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

5.              The Registration Statement, the Form F-X of the Company and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from any of them, and the Form T-1, as to which we express no opinion. We have assumed, for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of British Columbia securities laws, as interpreted and applied by the British Columbia Securities Commission, must be made publicly available in connection with the offering of the Shares. We understand that such matters are covered in the opinion of Norton Rose Fulbright Canada LLP furnished to you today.

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America.  Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

ANNEX B-2

FORM OF NEGATIVE ASSURANCE LETTER OF

PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Ladies and Gentlemen:

We have acted as United States counsel to TELUS Corporation, a corporation organized under the laws of British Columbia (the “Company”), in connection with the Underwriting Agreement (the “Underwriting Agreement”), dated February 20, 2020, among you (the “Underwriters”) and the Company, relating to the purchase today by the Underwriters of 25,000,000 common shares (the “Shares”) of the Company. This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith (the “Opinion”) under the Underwriting Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Underwriting Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-232601) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on July 11, 2019, was amended on July 19, 2019 and became effective upon filing on July 19, 2019 pursuant to Rule 467(a) under the Act. In this letter, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; the base prospectus, dated July 19, 2019, included in the Registration Statement (the “Base Prospectus”), as supplemented by the preliminary prospectus supplement, dated February 19, 2020, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, immediately prior to the Time of Sale is referred to as the “U.S. Pricing Prospectus”; the U.S. Pricing Prospectus, taken together with the documents set forth in Annex D to the Underwriting Agreement, dated February 20, 2020, is referred to as the “Pricing Disclosure Package”; and the Base Prospectus, as supplemented by the final prospectus supplement, dated February 20, 2020, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.”

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement, the U.S. Pricing Prospectus and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement, the U.S. Pricing Prospectus or the U.S. Prospectus (other than as explicitly stated in paragraph 4 of the Opinion). The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In the course of acting as United States counsel to the Company in connection with the offering of the Shares, we have participated in conferences and telephone conversations with officers and other representatives of the Company, its Canadian counsel, your representatives and your legal counsel and the independent registered public accountants for the Company during which conferences and conversations the contents of the Registration Statement, the Pricing Disclosure Package, the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time it became effective, the Registration Statement (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference and the Form T-1, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) as of the Time of Sale, the Pricing Disclosure Package (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading or (iii) at the time the U.S. Prospectus was issued, or at the Closing Date, the U.S. Prospectus (except for the financial statements, financial statement schedules and other financial or accounting data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, as to which we express no such belief) included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Underwriting Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

ANNEX C-1

FORM OF REGULATORY OPINION

OF THE VICE PRESIDENT — TELECOM POLICY &
CHIEF REGULATORY LEGAL COUNSEL OF THE COMPANY

1.                                      The statements in the Company’s Annual Information Form dated February 13, 2020 under the headings “Canadian ownership and control requirements” and “Regulation”, and the statements in the Company’s management’s discussion and analysis for the fiscal year ended December 31, 2019 under the headings “Communications industry regulatory developments and proceedings” and “Regulatory Matters”, as modified, supplemented or superseded to the extent that a statement contained therein is modified, supplemented or superseded by any document incorporated by reference in the Prospectuses, insofar as such disclosure describes or summarizes matters of law, fairly summarizes such matters of law.

2.                                      TCI and TCI’s wholly-owned subsidiaries, Radiant Networking Corp. and Infra-Solutions Inc., are the only telecommunications common carriers (as such term is used in the Telecommunications Act and in accordance with the Ownership Regulations) that are controlled by the Company, and each such company is:

(a)                                 eligible to operate as a Canadian carrier in Canada, as defined under and in accordance with the Telecommunications Act and the Ownership Regulations;

(b)                                 not in violation of the prohibition contained in subsection 16(4) of the Telecommunications Act against operating in Canada as a telecommunications common carrier unless it is eligible under Section 16 of the Telecommunications Act to do so; and

(c)                                  not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations.

3.                                      Not less than 80% of the members of the board of directors of TCI, Radiant Networking Corp. and Infra-Solutions Inc. are individual Canadians, as defined under the Ownership Regulations, and Canadians, as defined under the Ownership Regulations, beneficially own, directly or indirectly, in the aggregate and otherwise than by way of security only, all of the issued and outstanding voting shares, as defined under the Ownership Regulations, of each such company.

4.                                      TCI is the only radiocommunication service provider (as such term is used in the Radiocommunication Regulations) that is controlled by the Company and:

(a)                                 is eligible to hold radio authorizations authorizing the operation in Canada of radio apparatus, as defined under and in accordance with the Radiocommunication Act and the Radiocommunication Regulations;

(b)                                 is not in violation of the prohibition contained in subsection 4(1) of the Radiocommunication Act against operating radio apparatus in Canada, except under and in accordance with a radio authorization issued by the Minister of Innovation, Science and Economic Development Canada;

(c)                                  is not controlled by any persons that are not Canadian, in accordance with the meanings ascribed to the term “control” under the Telecommunications Act and the term “Canadian” under the Ownership Regulations; and

(d)                                 TCI is eligible to be issued a radio authorization under subsection 9(1) of the Radiocommunication Regulations.

5.                                      TCI is Canadian, as defined under the Ownership Regulations.

6.                                      The Company, in respect of its ownership of and control over TCI, is a carrier holding corporation and a qualified corporation, as defined under the Ownership Regulations.

7.                                      Except as disclosed in the Prospectuses, to the best of such counsel’s knowledge, there is no proposed or announced change in the Telecommunications Act, Radiocommunication Act, Ownership Regulations, Radiocommunication Regulations, Broadcasting Act or the CRTC Direction which would have a Material Adverse Effect.

8.                                      TCI is the only holder of licenses to operate broadcasting undertakings (as such term is used in the Broadcasting Act), and it is:

(a)                                 eligible to hold broadcasting licenses authorizing the operation in Canada of distribution and programming undertakings, as defined under and in accordance with the Broadcasting Act;

(b)                                 not in violation of the prohibition contained in subsection 32(1) of the Broadcasting Act; and

(c)                                  not a non-Canadian (as that term is defined in the CRTC Direction).

ANNEX C-2

FORM OF REGULATORY CERTIFICATE

OF THE VICE PRESIDENT — TELECOM POLICY &
CHIEF REGULATORY LEGAL COUNSEL OF THE COMPANY

1.                                      To the best of such counsel’s knowledge, there are no legal or governmental investigations or other proceedings pending or threatened before any court or before or by any federal, provincial, state, municipal or other governmental or public department, commission, board, agency or body, domestic or foreign (including, without limitation, proceedings, inquiries or investigations of ISED, Canadian Heritage, the CRTC or the Bureau, or arising under the Telecommunications Act, the Radiocommunication Act, the Broadcasting Act or the Competition Act) to which the Company or TCI is a party or to which any of the properties or assets of the Company or TCI is subject that are required to be described in the Prospectuses, that are not so described as required or any statutes, including any statutes relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries (including for this purpose the orders, rules, regulations, directives, decisions, notices and policies promulgated pursuant to any applicable statutes or regulations specifically relating to the regulation of the Canadian telecommunications, radiocommunications and broadcasting industries and the orders, rules, regulations, directives, decisions, notices and policies promulgated thereunder), regulations, contracts or other documents that are required to be described in the Prospectuses that are not described as required.

2.                                      To the best of such counsel’s knowledge, each of the Company and its subsidiaries owns, possesses or has obtained all licenses, permits, certificates, consents, orders, approvals, waivers, registrations, and other authorizations from, and has made all declarations and filings with, all federal, provincial and other governmental authorities, all self-regulatory organizations and all courts and other tribunals, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof except where any failure to possess or obtain any such licenses, permits or other documents described in this paragraph or to make any such declaration or filing, or to fulfill any condition to an authorization would not, singly or in the aggregate, have a Material Adverse Effect, and neither the Company nor TCI has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, waiver, registration, approval or other authorization, except as described in the Prospectuses or except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect; and each of the Company and TCI is in compliance with all laws and regulations relating to the conduct of its business as conducted as of the date hereof except where any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect.

3.                                      To the best of such counsel’s knowledge, neither the Company nor TCI is in violation of, or in default in any respect under, any judgment, decree, decision, order, writ, law, statute, rule or regulation rendered or enacted in Canada respecting telecommunications and the regulation within Canada of telecommunications common carriers, as defined in the

Telecommunications Act, respecting radiocommunication and the operation within Canada of radio apparatus, as defined in the Radiocommunication Act or respecting broadcasting and the regulation within Canada of broadcasting undertakings, as defined in the Broadcasting Act, applicable to the Company or its subsidiaries, or any interpretation or policy relating thereto that is applicable to the Company or its subsidiaries except where the consequence of such violations or defaults would not have a Material Adverse Effect; the conduct of the Company’s and its subsidiaries’ businesses in the manner and to the extent currently conducted and proposed to be conducted, as described in the Prospectuses, is in accordance with all material conditions and/or provisions of the Licenses and the Communications Statutes except where the consequence of any non-compliance would not, singly or in the aggregate, have a Material Adverse Effect; and no event has occurred which permits, or with notice or lapse of time or both, would permit the revocation or termination of any of the Licenses or which might result in any other material impairment of the rights of the Company and TCI therein or in any material violation of the Communications Statutes except where any revocation or modification would not, singly or in the aggregate, have a Material Adverse Effect.

4.                                      To the best of such counsel’s knowledge, when required, the Company and TCI have timely filed all renewal applications with respect to all Licenses held by any of them, except where the failure so to file would not result in a Material Adverse Effect; no protests or competing applications have been filed with respect to such renewal applications and nothing has come to the Company’s attention that would lead it to conclude that such renewal applications will not be granted by the appropriate regulatory agency or body in the ordinary course or that its Licenses will be terminated, except where the consequence of such applications not being granted or termination of Licenses would not, singly or in the aggregate, have a Material Adverse Effect; and the Company and its subsidiaries are authorized under the Communications Statutes and the rules and regulations promulgated thereunder to continue to provide the services which are the subject of such renewal applications during the pendency thereof.

ANNEX D

LIST OF DOCUMENTS THAT ARE PART OF THE
PRICING DISCLOSURE PACKAGE

Final Term Sheet, dated February 19, 2020.